CONTEXT CAPITAL FUNDS

Three Canal Plaza, Suite 600

Portland, ME 04101

November 22, 2013

VIA EDGAR

Ms. Deborah O'Neal-Johnson

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:

CONTEXT CAPITAL FUNDS

Context Alternative Strategies Fund

(File Nos. 333-191710; 811-22897)

Dear Ms. O'Neal-Johnson:

We have received your letter dated November 7, 2013 regarding the comments of the staff of the U.S. Securities and Exchange Commission ("SEC" or "Commission") to the registration statement filed behalf of CONTEXT CAPITAL FUNDS ("Registrant") on Form N-1A to register common shares of the Context Alternative Strategies Fund (“Fund”) on October 11, 2013 (accession number 0001435109-13-000458). Your comments and the Registrant’s responses are set forth below. The changes to the registration statement described below have been incorporated in a pre-effective amendment which is being filed concurrently with this letter pursuant to Rule 472 under the Securities Act of 1933, as amended.

 Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Preliminary Prospectus

Fees and Expenses

1.

Comment: Given that the first three captions under Shareholder Fees are "None," please consider streamlining these captions by deleting the parentheticals, "(as a percentage of the offering price)."

Response: Registrant has deleted the parentheticals of the first three captions under Shareholder Fees.

2.

Comment: The fee table includes a sub-caption entitled "Dividend and Interest Expenses on Short Sales." Revise the table so that the sub-caption is shown as a component of the Fund’s Other Expenses. Per instruction 3(c)(iii) to Item 3 of Form N-1A, “The Fund may subdivide [Other Expenses] into no more than three subcaptions that identify the largest expense or expenses comprising ‘Other Expenses,’ but must include a total of all ‘Other Expenses.’” Alternatively, the

U.S. Securities and Exchange Commission
November 22, 2013

Fund may include the components of “Other Expenses” in a parenthetical to the caption."

Response: Registrant has revised the table to show the “Dividend and Interest Expenses on Short Sales” sub-caption as a component of the Fund’s Other Expenses.

3.

Comment: Please conform the caption “Net Annual Fund Operating Expenses” to the caption described in instruction 3(e) to Item 3 of Form N-1A: “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response: Registrant has revised the caption to conform to the caption described in instruction 3(e) to Item 3.

4.

Comment: Delete footnote number 2 to the fee table, as it is neither permitted nor required. Instead, this language may be included with the disclosure on page 3, in paragraph 6, to describe short sales.

Response: Registrant has deleted footnote number 2 to the fee table and added the revised footnote language to the Item 9(b) disclosure.

5.

Comment: Footnote number 3 to the fee table includes the following disclosure: “AFFE are fees and expenses incurred indirectly by the Fund as a result of its investments in shares of one or more ‘acquired funds’ which generally includes investments in other mutual funds, hedge funds, private equity funds and other pooled investment vehicles.” Please delete this language as it is neither permitted nor required by Form N-1A. See, instructions 3(f)(vi) and (vii) to Item 3 of Form N-1A, for an explanation of the language permitted in footnotes regarding AFFE.

Response: Registrant has deleted the disclosure from footnote number 3.

6.

Comment: The Expense Cap described in footnote number 4 has a termination date of March 31, 2017. Please confirm that the Investment Management agreement with the Fund’s Advisor, Context Capital Advisers, LLC, has a termination date that coincides with the termination date of the waiver.

Response: Registrant has revised the termination date of the Expense Cap to March 31, 2015. The effective period and termination date of the Expense Cap coincides with the effective period of the Fund's registration statement. The Registrant confirms that the Investment Advisory Agreement with Context Capital Advisers, LLC does not have a termination date but it will be presented for approval with an initial two-year term of effectiveness, and thereafter its continuance for successive one-year terms will be presented for annual approval by the Registrant's Board of Trustees or a majority vote of the Fund's shareholders.

7.

Comment: The third clause in footnote number 4 states that the waiver may be reimbursed by the Adviser if it “does not cause the Net Annual Fund Operating Expenses of the Fund to exceed the Expense Cap.” Add language so that the reimbursement does not cause the Net Annual Fund Operating Expenses of the Fund to exceed the Expense Cap in place at the time the fees were waived.

Response: Registrant has revised the disclosure to address the staff's comment.

U.S. Securities and Exchange Commission
November 22, 2013

Principal Investment Strategies

8.

Comment: Please discuss how the Fund's strategies seek to meet the Fund's investment objective of capital appreciation with an emphasis on absolute returns and low correlation to the broader U.S. equity and bond markets. Also, please define and discuss the broader U.S. equity and bond markets. For example, does the broader U.S. equity market refer to the S&P 500 Index or the Russell 1000?

Response: The Registrant has added disclosure to address the staff's comment. The Adviser identifies which Subadvisers are to be included in the Fund based on the strategies listed in the Principal Investment Strategy section, determines the allocation of the Fund’s assets to each Subadviser and strategy, and monitors each Subadviser and strategy on a continuing basis. The Adviser reviews quantitative and qualitative factors for selecting Subadvisers and strategies. The broader U.S. equity market refers to the S&P 500 Index and the broader bond market refers to the Barclays Aggregate Bond Index.

9.

Comment: In the paragraph describing the Long/Short Equity Investing, Market Neutral Equity Investing strategy, disclose the market capitalizations of the equity securities in which the fund will invest.

Response: The Fund intends to invest across all market capitalizations as appropriate investment opportunities arise. Disclosure has been added to the Prospectus, as requested.

10.

Comment: The fourth paragraph of this section discloses that the fund will invest in “common stocks and preferred stocks of U.S. and foreign issuers.” Provide examples of countries in which the Fund is likely to be invested. If a significant portion of the Fund’s portfolio will be invested in a single country or a small number of countries, this should be disclosed and the risks peculiar to those countries should be disclosed.

Response: The Fund may invest in many countries throughout the world, including, but not limited to, countries in North America, South America, Europe, the Middle East and Asia. As the Fund may invest in many different countries, the Registrant respectfully declines to disclose each of the countries the Fund specifically invests because the disclosure must provide the Adviser with sufficient flexibility to manage the Fund given the “evergreen” nature of the Fund’s registration statement.

11.

Comment: The Fixed-Income, Long/Short Credit strategy disclosure states that the Fund will take “long and short positions in fixed-income securities.” Include disclosure regarding the maturity strategy and credit quality standards of the fixed-income instruments.

Response: The requested disclosure has been added.

12.

Comment: In the paragraph describing the Fund’s Convertible Arbitrage Investing strategy, indicate whether the Fund will write equity call options that are covered.

Response: Registrant has added language disclosing that the Fund will write covered equity calls.

U.S. Securities and Exchange Commission
November 22, 2013

13.

Comment: The tenth paragraph regarding investments in distressed securities should include the words “junk bonds” following the words “Distressed Securities Investing.”

Response: Registrant has added "junk bonds" after “Distressed Securities Investing.”

14.

Comment: On pages 3 and 4 of the prospectus, the Fund discloses that it may engage in transactions involving swap agreements, credit default swaps, and total return swaps. If the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See, generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See, Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. Furthermore, if the Fund will sell or write credit default swap agreements, please confirm that it will set aside the full notional value of the swap to cover its position under the swap agreement.

Response: Registrant is aware that the Commission or its Staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. Registrant confirms that to the extent the Fund will sell or write credit default swap agreements it intends to set aside the full notional value of the swap to cover its position in accordance with Investment Company Act Release No. 10666 and related Commission and staff guidance.

15.

Comment: On page 3, in the penultimate paragraph discussing the Fund’s investment in derivatives, you state, “The Fund does not invest more than 25% of its assets in contracts with any one counterparty.” In your comment response letter, state how the Fund will calculate the 25% limitation. We may have further comments.

Response: The Fund will comply with appropriate regulatory and industry guidance in calculating the 25% limitation.

16.

Comment: The first full paragraph on page 4 mentions that the Fund will actively trade portfolio investments. It goes on to describe the risks of doing so, such as higher transaction costs and taxes. Please move the discussion of risks associated with actively trading to the Principal Investment Risks section.

Response: Registrant has revised the disclosure to address the staff's comment.

17.

Comment: In the penultimate paragraph of the Principal Investment Strategies section, you state that, “The Fund may purchase securities in private placements.” Please disclose in this section whether the Fund will bear the costs of registration and whether the shares will be restricted for a number of months.

U.S. Securities and Exchange Commission
November 22, 2013

Response: The Registrant has included the requested disclosure in the section entitled “Principal Investment Risks—Privately Placed Securities Risk.”

18.

Comment: On page 4, in the second full paragraph, you state, “The Adviser may invest up to 10% of the Fund’s assets in unaffiliated hedge funds . . . .” Please confirm to the staff that the Fund will not invest more than 15% of the Fund's assets in affiliated and non-affiliated hedge funds and that such funds will be deemed illiquid assets.

Response: The Fund will not invest more than 15% of the Fund’s assets in affiliated and non-affiliated hedge funds. These funds may be deemed to be illiquid assets. The Fund’s Board of Trustees will determine the liquidity of such investments based on the investment liquidity guidelines and standards adopted by the Board.

Principal Investment Risks

19.

Comment: The third sentence in the first paragraph of this section states, “An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Is the Fund advised by or sold through an insured depository institution? If not, delete the sentence. See, Item 4(b)(1)(iii) of Form N-1A.

Response: Because the Fund could potentially be sold through an insured depository institution, Registrant respectfully elects to retain this sentence in the Fund's disclosure per Item 4(b)(1)(iii).

20.

Comment: On page 6 of this section, you discuss derivatives risk. Please note that the Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations in that letter and revise your disclosure concerning the risks of derivatives.

Response: Registrant has reviewed the Fund's disclosure concerning the risks of derivatives and respectfully submits that such disclosure is appropriate in light of the Fund’s expected investments in derivatives and consistent with the views expressed in the referenced letter. Accordingly, Registrant believes that revisions to the Fund's disclosure concerning the risks of derivatives is not necessary at this point.

21.

Comment: The bulleted paragraph on page 6 regarding distressed securities should include the words “junk bonds” and add language describing the speculative nature of these types of securities.

Response: Registrant has added "junk bonds" as requested and a reference to the “junk bond” risk disclosure to address the staff's comment.

22.

Comment: On page 7, the sub-caption “High-Yield Fixed-Income Securities Risk” should be followed by the parenthetical “(junk bonds).”

Response: Registrant has added the parenthetical ("junk bonds").

U.S. Securities and Exchange Commission
November 22, 2013

Tax Information

23.

Comment: In this section, you state: “Shareholders may receive distributions from the Fund, which may be taxed to shareholders other than tax-exempt investors (such as tax-deferred retirement plans and accounts) as ordinary income or capital gains.” Investors with tax-deferred accounts may not be tax- exempt investors and may still be taxed on securities withdrawn from such accounts. Please revise the disclosure accordingly.

Response: The disclosure has been clarified in response to the staff’s comment.

Details Regarding Principal Investment Strategies and Risks

24.

Comment: On page 11, the disclosure indicates that, “The Fund's investment objective is non-fundamental and may be changed by the Board of Trustees without a vote of shareholders.” If shareholders will be provided with notice regarding such changes, please add to the disclosure as appropriate.

Response: The Fund does provide notice to shareholders regarding a change in the Fund's investment objective after approval by the Board. Accordingly, Registrant has revised the disclosure.

Portfolio Managers

25.

Comment: What was Mr. Dudley's occupation from 2008 to 2010? Pursuant to Item 10(a)(2) of Form N-1A, state the Portfolio Manager's business experience during the past 5 years (2008-2013).

Response: Registrant has revised the Fund's disclosure to address the staff's comment.

Statement of Additional Information

Board of Trustees Table

26.

Comment: Confirm to the staff that the information on page 27 regarding the “Other Directorships Held By Trustee” will be provided based on the past five years.

Response: Registrant confirms that the information required under Item 17(a)(1), when available, will be provided upon further amendment.

27.

Comment: The table on page 29 regarding the Trustees’ beneficial ownership in the Fund contains a typo regarding the date. Currently it states “December 30, 1899.” Please revise as appropriate.

Response: Registrant has corrected the typographical error.

28.

Comment: Why is Nathan Wagner listed as an independent trustee when he is also the President and Principal Executive Officer of the Trust?

U.S. Securities and Exchange Commission
November 22, 2013

Response: Registrant has revised the disclosure to reflect that Mr. Wagner is an interested trustee.

Fees

29.

Comment: The last sentence of the second paragraph on page 32 in this sub-section states, “Thus, any fee breakpoints or other reduction in a Subadviser's fee rates insures to the benefit of Adviser rather than the Fund.” Should the word “insures” be replaced with the word “inures?”

Response: Registrant has corrected the typographical error.

Part C Other Information

Item 28. Exhibits

30.

Comment: Item 28(m) states that, “Rule 12b-1 Distribution Plan – To be filed by amendment.” However, the disclosure on page 33 of the SAI states, “The Fund does not have a distribution (12b-1) plan; accordingly, the Distributor does not receive compensation from the Fund for its distribution (12b-1) services.” Please harmonize the disclosure as appropriate.

Response: Registrant confirms that the Fund does not have a 12b-1 Plan and has revised Item 28(m) accordingly.

Index To Exhibits

31.

Comment: Exhibit (d)(1) indicates that the registration statement will include a “Form of Investment Advisory Agreement.” Note that the filing must include a copy of the Investment Advisory Agreement along with the Waiver Agreement, if applicable.

Response: Registrant confirms that it will included a copy of the Investment Advisory Agreement and Wavier Agreement upon further amendment of the registration statement.

* * * * *

If you have any questions regarding the enclosed information, please contact me directly at (207) 347-2030.

Kind regards,

/s/ Megan Hadley Koehler

Megan Hadley Koehler

Secretary and Vice President

cc: Aisha J. Hunt

      Sheelyn Michael

Dechert LLP